EXHIBIT 23.4

                       Consent of Independent Auditors

          The Board of Directors
          Fleet Financial Group, Inc.

          We consent to the incorporation by reference in the registration statement on Form S-8 of Shawmut National Corporation of our report dated January 18, 1995, relating to the consolidated balance sheets of Fleet Financial Group, Inc. as of December 31, 1994 and 1993 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1994, which report is incorporated by reference in the Current Report on Form 8-K of Shawmut National Corporation dated April 13, 1995. Our report refers to a change in the method of accounting for investments.

                                        /s/ KPMG Peat Marwick LLP

          Providence, Rhode Island
          October 3, 1995